So, I want to ask you all, what future do you want for Classic Mercedes-Benz? We all know that these cars can last many more decades, but it's going to take some dedication from those of us who want to see them stick around. Do you share my dream that young people will love these cars 30 years from now? Do you look at the kids in your life and imagine seeing them drive their first vintage Benz?
If your answer is yes, I want you to consider being a part of our efforts to do just that by becoming an owner in MBZ Parts. You can do so with an investment of as little as $200 in our equity crowdfunding campaign on Wefunder.

We just completed a new promotional video for the campaign that captures the experience of having a Classic Mercedes in your life. I'm really proud of this video, and I think you'll really enjoy it. Click this link to check it out.

I'm excited to build the MBZ network and together ensure a lasting future for these incredible feats of engineering. We've got big plans, so stay tuned here to get news about more events we'll be hosting and other ways to get involved.

Thanks for reading,
Sheila P. Heaney
CEO & Founder
MBZ Parts

Investment in MBZ Parts now Open to the Public

Posted by Sheila on Sep 20th 2021


INVEST IN THE FUTURE
OF CLASSIC MERCEDES

Nearly five years in the making, we have finally launched **our equity crowdfunding campaign**, opening up investment in our current expansion to a wide audience. With as little as $200, you can now be a part of our effort to transform the Classic Mercedes parts industry.

Parts availability is the lifeblood of classic car restorations, but shopping for parts becomes increasingly difficult as the vehicles get older. MBZ Parts is here to increase availability of Classic Mercedes parts and to simplify the experience of shopping for them, thus ensuring a future for these incredible feats of engineering. See below for a video presentation of our pitch deck.

I've been hard at work on this project for nearly a decade, and I want to thank all of our customers and supporters who've helped us get this far. I couldn't have done it without you and your continued support.

Sheila Heaney
CEO & Founder
MBZ Parts

MBZ Parts

Published by Hootsuite · January 27 at 2:01 PM ·

It's easy to invest in the company making it easy for Mercedes owners to restore their classic vehicles. Click for more detail - https://wefunder.com/mbzparts



THE AMAZON OF CLASSIC MERCEDES-BENZ PARTS
Invest in MBZ Parts on Wefunder
INVEST NOW
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MBZ Parts

Published by Hootsuite · January 25 at 4:01 PM ·

The average classic Mercedes-Benz parts supplier is aging out of the industry, has not exactly embraced ecommerce technology and only supplies parts for certain models. MBZ Parts is a young, innovative company with a modern, user-friendly website providing parts for all classic Mercedes models to a passionate, global customer base. Invest in us today! https://wefunder.com/mbzparts



MBZ PARTS
THE AMAZON OF CLASSIC MERCEDES-BENZ PARTS
Add the industry-leading MBZ Parts to your portfolio
300 SL 1957
INVEST NOW

MBZ Parts
Published by Hootsuite · January 17 at 8:03 AM ·

Invest in the company ensuring a future for classic Mercedes-Benz vehicles. https://wefunder.com/mbzparts


MBZ PARTS
THE AMAZON OF CLASSIC MERCEDES-BENZ PARTS
324
Add the industry-leading MBZ Parts to your portfolio
INVEST NOW

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